The Annual Meeting of the Stockholders of the Fund
was held on June 22, 2004. The following is a summary
 of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Fergus Reid 11,692,883	422,801
Ronald E. Robison 11,692,751	422,933
Hazareesing Ravindranath Santosh
Kumar	11,692,753		422,931

Proxy Voting Policies and Procedures and Proxy Voting Record A copy of (1) the Funds policies and procedures with respect to the voting of proxies relating to the Funds portfolio securities; and (2) how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30, 2004 is available without charge, upon request, by calling 1-800-548-7786 or by visiting our website at www.morganstanley.com/im. This information is also available on the Securities and Exchange Commissions website at www.sec.gov.